Schedule 1

TRANSACTIONS IN THE SHARES OF COMMON STOCK OF THE ISSUER BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the Shares of the Issuer effected during the past sixty (60) days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 5, 2026. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These Shares were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of Shares purchased or sold at each separate price within the price ranges set forth on the table below.

Transaction Date	Reporting Person Effecting Transaction	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
04/14/2026	Standard Latitude Master Fund Ltd.	1	55.9900	55.9900 – 55.9900
04/30/2026	Standard Latitude Master Fund Ltd.	122,500	51.7631	49.8700 – 52.8500
05/01/2026	Standard Latitude Master Fund Ltd.	122,500	52.3060	51.3700 – 52.9750
05/04/2026	Standard Latitude Master Fund Ltd.	122,500	52.3827	51.5500 – 53.3900
05/05/2026	Standard Latitude Master Fund Ltd.	122,500	52.3371	51.9300 – 52.8600